December 1, 2011

Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Command Center, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 0-53088

Dear Mr. Pacho:

As was discussed with our outside counsel and agreed upon today, this will confirm that Command Center, Inc., as Registrant, will file a response to Staff’s comment letter, dated November 17, 2011, on or before December 20, 2011.

Thank you for your assistance.

COMMAND CENTER INC.

By:	/s/ Glenn Welstad
Glenn Welstad
Title:	President, Principal Executive Officer